Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Announces Second Quarter Results
Raises Fiscal 2009 Diluted EPS Guidance Range to $0.47 - $0.65
Provides Third and Fourth Quarter Guidance

HOUSTON, TX, August 20, 2009 -- Stage Stores, Inc. (NYSE: SSI) today reported net income for the second quarter ended August 1, 2009 of $9.1 million, or $0.24 per diluted share, compared to net income of $9.7 million, or $0.25 per diluted share, for the prior year second quarter ended August 2, 2008.

Andy Hall, President and Chief Executive Officer, commented, "We remain pleased with our ability to control inventories and expenses and deliver earnings that are within the guidance range provided for the quarter. The gross margin rate for the second quarter exceeded last year by 70 basis points. SG&A expenses were reduced by $4.7 million versus last year while operating 24 additional stores."

Mr. Hall continued, "We opened our first three stores in former Goody's markets under the Goody's name on August 6th. We plan to open eleven more Goody's stores over the next three months, taking advantage of the current economic environment by negotiating very attractive lease rates for these new stores. As the former Goody's store format is comparable to ours, the net capital investment in these locations is about one half of our typical new store expenditure. In addition to the 2009 openings, we expect to open 30 - 35 stores in former Goody's markets in future years.

"With regard to our other priorities, we remain on track for a fall pilot of our markdown optimization tool in select merchandise zones and the fall roll-out of our new POS software platform. The markdown optimization tool will benefit sales and gross margin after its company-wide roll-out in 2010. Our north/south store realignment was executed successfully, and the new merchandise assortments for the 83 affected stores will be fully transitioned by the end of September.

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"We remain financially sound, with strong operating cash flow, comparable store inventories down 11% and no borrowings on our $250 million credit facility," Mr. Hall concluded.

<u>Fiscal 2009 - Third Quarter, Fourth Quarter and Updated Full Year Guidance</u>
Commenting on the Company's guidance, Mr. Hall stated, "We expect the macroeconomic conditions to remain challenging during the second half of the year. However, we believe our comparable store sales will benefit from easier comparisons, a more favorable holiday calendar, the anniversary of Hurricane Ike (September 2008) and Goody's exiting over 100 of our markets. As such, we are projecting a third quarter comparable store sales decrease of 4.0% to 7.0%, and a fourth quarter comparable store sales decrease of 5.0% to 8.0%. For the fiscal year, we are projecting a comparable store sales decrease of 7.0% to 8.5%. We are raising the low end of our EPS guidance range for the fiscal year, and are now projecting $0.47 to $0.65."

3rd Quarter 2009:

	3Q 2009 OUTLOOK			3Q 2008
Sales ($mm)	$318	-	$328	$334
Diluted EPS	$(0.29)	-	$(0.21)	$(0.19)
Diluted Shares (m)		38,080		38,603

- 3Q 2008 results are on a non-GAAP basis and exclude a goodwill impairment charge of $95.4 million.

4th Quarter 2009:

	4Q 2009 OUTLOOK			4Q 2008
Sales ($mm)	$425	-	$438	$456
Diluted EPS	$0.54	-	$0.65	$0.67
Diluted Shares (m)		38,800		37,994

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FY 2009:

	FY 2009 OUTLOOK		FY 2008
Sales ($mm)	$1,418 -	$1,441	$1,516
Diluted EPS	$0.47 -	$0.65	$0.77
Diluted Shares (m)	38,600		38,729

- FY 2008 results are on a non-GAAP basis and exclude a goodwill impairment charge recorded in the third quarter of $95.4 million.

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss its second quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1319. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, August 28, 2009.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 752 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new Goody's stores that the Company plans to open during the second half of the 2009 fiscal year as well as the number of stores

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that the Company intends to open beyond 2009 in former Goody's markets. Forward-looking statements also include comments regarding the Company's sales and EPS outlooks for the third and fourth quarters of the 2009 fiscal year, as well as for the 2009 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)


Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)


	Thirteen Weeks Ended			
	August 1, 2009		August 2, 2008	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 341,737	100.0%	$ 372,707	100.0%
Cost of sales and related buying, occupancy and distribution expenses	241,540	70.7%	266,149	71.4%
Gross profit	100,197	29.3%	106,558	28.6%
Selling, general and administrative expenses	83,854	24.5%	88,521	23.8%
Store opening costs	465	0.1%	1,231	0.3%
Interest expense, net of income of $15 and $6, respectively	1,141	0.3%	1,221	0.3%
Income before income tax	14,737	4.3%	15,585	4.2%
Income tax expense	5,644	1.7%	5,922	1.6%
Net income	$ 9,093	2.7%	$ 9,663	2.6%

Basic and diluted earnings per share data:

Basic earnings per share	$ 0.24		$ 0.25	
Basic weighted average shares outstanding	38,070		38,342	
Diluted earnings per share	$ 0.24		$ 0.25	
Diluted weighted average shares outstanding	38,467		38,960	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Twenty-Six Weeks Ended			
	August 1, 2009		August 2, 2008	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 675,303	100.0%	$ 726,243	100.0%
Cost of sales and related buying, occupancy and distribution expenses	490,623	72.7%	524,087	72.2%
Gross profit	184,680	27.3%	202,156	27.8%
Selling, general and administrative expenses	167,460	24.8%	176,860	24.4%
Store opening costs	1,651	0.2%	3,539	0.5%
Interest expense, net of income of $76 and $11, respectively	2,299	0.3%	2,522	0.3%
Income before income tax	13,270	2.0%	19,235	2.6%
Income tax expense	5,082	0.8%	7,309	1.0%
Net income	$ 8,188	1.2%	$ 11,926	1.6%

Basic and diluted earnings per share data:

Basic earnings per share	$ 0.22		$ 0.31	
Basic weighted average shares outstanding	38,000		38,292	
Diluted earnings per share	$ 0.21		$ 0.31	
Diluted weighted average shares outstanding	38,350		38,939	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)

(Unaudited)

	August 1, 2009		January 31, 2009	
ASSETS				
Cash and cash equivalents	$	61,180	$	26,278
Merchandise inventories, net		310,038		314,517
Prepaid expenses and other current assets		27,048		30,824
Total current assets		398,266		371,619
Property, equipment and leasehold improvements, net		359,202		367,135
Intangible asset		14,910		14,910
Other non-current assets, net		15,617		14,379
Total assets	$	787,995	$	768,043
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	110,660	$	97,760
Current portion of debt obligations		11,685		11,161
Accrued expenses and other current liabilities		65,821		60,727
Total current liabilities		188,166		169,648
Debt obligations		40,966		45,851
Other long-term liabilities		100,682		102,541
Total liabilities		329,814		318,040
Commitments and contingencies				
Common stock, par value $0.01, 100,000 shares authorized,				
56,069 and 55,849 shares issued, respectively		561		558
Additional paid-in capital		498,633		494,765
Less treasury stock - at cost, 17,986 shares		(286,991)		(286,751)
Accumulated other comprehensive loss		(4,978)		(5,138)
Retained earnings		250,956		246,569
Stockholders' equity		458,181		450,003
Total liabilities and stockholders' equity	$	787,995	$	768,043

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Twenty-Six Weeks Ended	
	August 1, 2009	August 2, 2008
Cash flows from operating activities:		
Net income	$ 8,188	$ 11,926
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and impairments	30,529	29,204
Deferred income taxes	305	(33)
Tax deficiency from stock-based compensation	(373)	(146)
Stock-based compensation expense	3,294	3,280
Amortization of debt issue costs	145	123
Excess tax benefits from stock-based compensation	(124)	(468)
Deferred compensation	71	357
Amortization of employee benefit related costs	260	-
Construction allowances from landlords	2,005	9,167
Changes in operating assets and liabilities:		
Decrease (increase) in merchandise inventories	4,479	(6,964)
Decrease in other assets	1,703	18,499
Increase in accounts payable and other liabilities	15,545	21,418
Total adjustments	57,839	74,437
Net cash provided by operating activities	66,027	86,363
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(24,304)	(52,334)
Proceeds from insurance related to property, equipment and leasehold improvements	578	-
Net cash used in investing activities	(23,726)	(52,334)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	-	(39,059)
Equipment financing	-	14,485
Finance lease obligations	1,585	-
Debt obligations	(5,946)	(3,190)
Debt issuance costs	-	(145)
Repurchases of common stock	(240)	(509)
Exercise of stock options	879	1,095
Excess tax benefits from stock-based compensation	124	468
Cash dividends	(3,801)	(3,831)
Net cash used in financing activities	(7,399)	(30,686)
Net increase in cash and cash equivalents	34,902	3,343
Cash and cash equivalents:		
Beginning of period	26,278	17,028
End of period	$ 61,180	$ 20,371